

October 13, 2010

John C. East
President and Chief Executive Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043-4655

> **Re:** **Actel Corporation**
> **Schedule 14D-9 Filed on October 4, 2010**
> **As Amended on October 4, 2010, October 5, 2010, October 8, 2010, and October 12, 2010**
> **File No. 005-44993**

Dear Mr. East:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 Filed on October 4, 2010

Past Contacts, Transactions, Negotiations and Agreements, page 3

Arrangements with Microsemi or Purchaser, page 14

1. In the paragraph that carries over from page 14 to page 15, you state that your summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as an exhibit and is incorporated by reference. We note similar language throughout the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of an agreement.

2.   Pursuant to the Merger Agreement, you may loan the bidder up to $70 million to finance the closing of the Merger. Please revise your Schedule 14D-9 to discuss this aspect of the Merger Agreement.

The Solicitation or Recommendation, page 15

Reasons for Recommendation, page 21

3.   This section refers to a wide variety of factors considered by your board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board's position. Please revise this section to clarify which of the factors are in fact reasons in support of your board's decision to recommend that stockholders accept the tender offer.

Opinion of Actel's Financial Advisor, page 24

4.   This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Mellissa Duru, Special Counsel, at (202) 551-3757. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (650) 493-6811
        Robert P. Latta, Esq.
        Julia Reigel, Esq.
        Wilson Sonsini Goodrich & Rosati